SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 9, 2004, including financial statements for the period ending September 30, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

FOR IMMEDIATE RELEASE

CGI Achieves Solid Growth in Fiscal 2004
Revenue for the year up 20.8% and net earnings up 23.8%
Fourth quarter revenue and earnings growth strong

Montreal, November 9, 2004 – CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing services, today reported audited results for the year ended September 30, 2004. All figures are in Canadian dollars unless otherwise indicated.

Fiscal Year 2004 Highlights
o	Revenue of $3,243.6 million was 20.8% higher than in fiscal 2003.
o	Net earnings from continuing operations increased 20.7% to $210.8 million compared with fiscal 2003.
o	Net earnings increased 23.8% to $219.6 million, compared with the prior year.
o	Basic and diluted earnings per share from continuing operations amounted to $0.50 for fiscal 2004, compared with basic and diluted earnings per share from continuing operations of $0.44 reported for fiscal 2003.
o	Basic and diluted earnings per share were $0.52 in fiscal 2004, compared with basic and diluted earnings per share of $0.45 one year ago.
o	The foreign exchange rate had a negative impact of $60.1 million on revenue.
o	The net earnings margin from continuing operations was 6.5%, the same as one year ago, and the net earnings margin was 6.8%, up from 6.6% in 2003.
o	Cash provided by operating activities was $394.1 million excluding a one-time tax payment and costs related to acquisition transactions.
o	The backlog of signed contracts at September 30, 2004 was $13.0 billion with a weighted average remaining contract term of 7.2 years.
o	The current pipeline of bids for large outsourcing contracts being reviewed by potential clients increased to $7 billion, from $5 billion previously.
o	At year end, CGI was well within plan to achieve a 15-20% accretion rate on an annualized basis for the integration of AMS

Fourth Quarter Highlights
o	Revenue increased 39.9% year-over-year to $959.2 million and was up 10.6% sequentially.
o	Net earnings from continuing operations increased 22.1% to $58.5 million from a year ago and 12.6% from the third quarter.
o	Basic and diluted earnings per share from continuing operations were $0.13, compared with $0.12 a year ago and in the third quarter.
o	Cash provided by operating activities was $100.7 million excluding one-time items.
o	New contract wins, extensions and renewals totaled $707.5 million.
o	Organic growth was 3.4%, compared with the previous quarter.

In millions of CDN$ except margin and per share amounts			12 months ended September 30
	Q4-04	Q4-03	2004	2003

Revenue	$959.2	$685.7	$3,243.6	$2,684.8
Net earnings from continuing operations	$58.5	$47.9	$210.8	$174.7
Net earnings	$58.5	$48.5	$219.6	$177.4
Net earnings from continuing operations margin	6.1%	7.0%	6.5%	6.5%

Net earnings margin	6.1%	7.1%	6.8%	6.6%

Basic and diluted earnings per share from continuing operations	$0.13	$0.12	$0.50	$0.44

Basic and diluted earnings per share	$0.13	$0.12	$0.52	$0.45

Cash provided by operating activities	-3.6*	101.2	$229.8	$227.9

Order backlog	--	--	$13,000	$12,300
* The amount would have been $100.7 million in the fourth quarter and $394.1 million in fiscal 2004 if not for one time tax payments to the US tax authorities following the sale of AMS' Defense and Intelligence Group and the payment of integration costs related to acquisitions.

"We are pleased with the solid performance we delivered in fiscal 2004," said Serge Godin, Chairman and CEO. "Our continued double digit growth and good profit margins result from the disciplined execution of our business plan. During 2004, we made our largest US acquisition yet, doubling our footprint in the US and Europe; won large outsourcing contracts in each of our three main markets - Canada, the US and Europe; and further demonstrated our core competency in the integration of acquisitions and outsourcing contracts.

"The increase in our sales funnel, which we observed over the past few quarters, is now materializing into solid contracts, as evidenced by the 3.4% sequential organic growth we achieved. We see growing demand for our services in all our markets. We will continue to apply our four pillars of growth strategy with discipline, as this approach has proven that it delivers results," Mr. Godin added.

Fiscal 2004 results
Fiscal 2004 revenue increased 20.8% to $3,243.6 million, from $2,684.8 million in 2003. The currency exchange rate, mainly between the Canadian and US dollars, had a negative impact of $60.1 million or 2.2% on revenue. External growth was 21.0% compared with last year, reflecting the acquisition of AMS effective May 3, 2004. On a constant dollar basis, organic growth was 2.0%, resulting from new and expanded outsourcing contracts, and business solutions sales.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations ("EBIT") for the year were $335.4 million, up 12.9% from last year's EBIT of $297.1 million. The EBIT margin was 10.3%, down from 11.1% a year ago as a result of the lower profitability of AMS during the transition period.

Net earnings from continuing operations totaled $210.8 million, up 20.7% from last year's comparable net earnings of $174.7 million. Basic and diluted earnings per share from continuing operations were $0.50, compared with $0.44 in the previous year. Including gains from the sale of certain assets, net earnings for the year were $219.6 million, amounting to basic and diluted earnings per share of $0.52. The tax rate, which was 35.0% compared with 39.4% a year ago, resulted from a more balanced distribution of our earnings across our major geographic markets and a reduction in the Canadian federal and provincial statutory tax rate. The tax rate is expected to be 35% in 2005, including the expensing of stock options to begin in the first quarter of 2005.

In fiscal 2004, CGI made one large acquisition, American Management Systems (AMS), as well as two niche acquisitions, Apex Consulting Group Inc. ("Apex") on October 28, 2003 and GDS & Associates Systems Ltd, on January 14, 2004. CGI booked $3.0 billion in contract wins, renewals and extensions. During the year, CGI and its affiliated companies integrated more than 5,000 new members and now employ 25,000 people around the world.

Fourth Quarter Results (See also: Q4 MD&A filed with Sedar & Edgar and available at www.cgi.com)
Revenue for the fourth quarter ended September 30, 2004 increased 39.9% to $959.2 million, from $685.7 million in the same quarter last year, and was up 10.6% sequentially over third quarter revenue of $867.1 million. The increase reflects the acquisition of AMS and new business. External growth was 36.2% compared with last year, and 8.8% compared with the third quarter. Organic growth was 5.8% compared with a year ago, and 3.4% sequentially. Compared with the fourth quarter of last year, the currency exchange rate, mainly between the Canadian and US dollars, had a negative impact of approximately $14.7 million on revenue in the quarter.

In the fourth quarter, revenue from long-term outsourcing contracts represented 52% of the Company's total revenue, including 12% from business processing services, while project oriented SI&C work represented 48%. Geographically, revenue from clients in Canada represented 55% of total revenue; the US represented 36%, and all other regions, 9%. Revenue from clients in the financial services sector represented 35% of revenue; government and healthcare represented 28%; telecommunications and utilities, 23%; retail and distribution, 9%; and manufacturing, 5%.

EBIT was $89.5 million in the fourth quarter, up 10.6% over last year's fourth quarter EBIT of $80.9 million, and up 5.9% over third quarter EBIT of $84.5 million. The EBIT margin was 9.3%, compared with 11.8% in last year's fourth quarter and 9.7% in the third quarter. The reduction in the EBIT margin in the fourth quarter reflects the lower margin of AMS during the integration period and lower business solutions sales.

Net earnings from continuing operations in the fourth quarter increased 22.1% to $58.5 million, compared with net earnings from continuing operations of $47.9 million in the same period of 2003, and increased 12.6% from comparable net earnings of $51.9 million in the third quarter. The net earnings margin from continuing operations was 6.1% in the fourth quarter, below the 7.0% margin of last year but above the 6.0% margin in the third quarter. The net margin increased sequentially despite a $3.6 million impact due to seasonal factors, largely reflecting the cost synergies derived to date from the integration of AMS.

Net earnings also reflect a reduction in the tax rate, mainly resulting from a more balanced distribution of our earnings across our major geographic markets and a year-over-year reduction in the Canadian federal and provincial statutory tax rates.

Basic and diluted earnings per share from continuing operations were $0.13 in the fourth quarter, compared with basic and diluted earnings per share from continuing operations of $0.12 in last year's fourth quarter and in the fiscal 2004 third quarter.

Cash provided by operating activities amounted to negative $3.6 million, but would have totaled $100.7 million had it not been for one time tax payments made to the US tax authorities following the sale of AMS' Defense and Intelligence Group, as part of the AMS transaction, and the payment of integration costs related to the AMS acquisition. In the same quarter last year, cash provided by operating activities was $106.3 million.

CGI maintains a strong balance sheet. At September 30, 2004, cash and cash equivalents were $200.6 million and the total credit facility available amounted to $313.2 million.

During the fourth quarter, CGI signed $707.5 million of new contract wins, extensions and renewals. The backlog, adjusted to include the net increase in signed contracts, was $13.0 billion at September 30, 2004.

Fourth Quarter Operating Highlights
During and subsequent to the fourth quarter, CGI made a number of contract announcements, including:
o	In Canada, confirmed, on September 15, the signing of a $108-million, seven-year information technology outsourcing contract with ForestersTM, a financial services organization. As part of this contract, CGI will manage the data center, help desk, desktop, network, voice and data services serving over 1,600 employees in 60 offices North America-wide.
o	Announced the signing of a six-year, $125 million contract with Manulife Financial to create a new information technology development centre in Halifax. The centre of expertise will provide systems development, maintenance and integration services to Manulife and other CGI clients worldwide.
o	On October 4, or after the end of the quarter, CGI announced the signing of a five-year contract renewal with Co-operators General, part of The Co-operators group of financial services companies. This contract is valued at $85 million.
o	In the US, on September 29, announced the award, by the Tampa Housing Authority, of a business process services contract to serve the U.S. Department of Housing and Urban Development (HUD) in the State of Florida. The estimated value of the award to CGI is US$30 million over five years.

Guidance
Based on current market conditions and the opportunities we see in our markets, we provide the following guidance for fiscal 2005. We expect to achieve growth in revenue of 20% to 28% and growth in net earnings of 25% to 35%, after giving retroactive effect to the expensing of stock options. This will represent revenue between $3.90 billion and $4.15 billion and earnings per share between $0.52 and $0.56, after the expensing of stock options. Beginning in the first quarter of fiscal 2005, in accordance with Canadian generally accepted accounting principles (GAAP), CGI will begin expensing stock options. For comparison purposes with US peers, and since they are not yet required to expense stock options under US GAAP, CGI discloses the expected effect of stock options expensing on its earnings per share, which is expected to be $0.05 in fiscal 2005.

Mr. Godin added, "We are confident about CGI's outlook, as we see excellent growth opportunities within our markets. With the integration of AMS essentially behind us, we are able to leverage our increased critical mass and expanded client relationships in the US and Europe into new business. We also continue to see robust potential in our metro markets in Canada. We have increased our pipeline of bids for large outsourcing contracts to $7 billion, and will continue to closely monitor all operations to ensure that they are consistent with targeted profitability levels, so that we remain one of the industry's top performing companies."

Quarterly Conference Call
A conference call for the investment community will be held today, November 9, at 9:00 am (Eastern Time). Participants may access the call by dialing (800) 387-6216 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI's annualized revenue run rate is currently CDN$3.8 billion (US$2.9 billion) and at September 30, 2004, CGI's order backlog was CDN$13.0 billion (US$10.3 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor Relations
Jane Watson, Vice-President, Investor Relations
(416) 945-3616 or (514) 841-3238
Ronald White, Director, Investor Relations
(514) 841-3230

Media Relations
Eileen Murphy, Director, Media Relations
(514) 841-3430

Consolidated Financial Statements of
CGI Group Inc.
For the three and twelve months ended September 30, 2004

Consolidated Financial Statements of CGI Group Inc.
For the three and twelve months ended September 30, 2004

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except share amounts) (unaudited)

	Three months ended September 30		Twelve months ended September 30

	2004	2003	2004	2003

Revenue	$ 959,212	$ 685,716	$ 3,243,612	$ 2,684,816

Operating expenses
Costs of services, selling and administrative	807,312	564,109	2,717,040	2,244,511
Research	7,315	6,093	26,710	22,036
Amortization (Note 6)	55,059	34,593	164,451	121,133

	869,686	604,795	2,908,201	2,387,680

Earnings before the following items:	89,526	80,921	335,411	297,136

Interest
Long-term debt	7,378	4,186	20,675	12,578
Other	(2,578)	(1,221)	(8,728)	(3,094)

	4,800	2,965	11,947	9,484

Earnings before income taxes, entity subject to significant influence
and discontinued operations	84,726	77,956	323,464	287,652
Income taxes	26,265	30,356	113,142	113,269

Earnings before entity subject to significant influence and discontinued operations	58,461	47,600	210,322	174,383
Entity subject to significant influence	12	295	488	295

Net earnings from continuing operations	58,473	47,895	210,810	174,678
Net earnings from discontinued operations (Note 7)	--	574	8,790	2,688

Net earnings	58,473	48,469	219,600	177,366

Weighted-average number of outstanding Class A subordinate and Class B shares	444,459,163	401,924,255	419,510,503	395,191,927

Basic and diluted earnings per share from continuing operations	0.13	0.12	0.50	0.44

Basic and diluted earnings per share from discontinued operations	--	--	0.02	0.01

Basic and diluted earnings per share (Note 4)	0.13	0.12	0.52	0.45

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30

	2004	2003	2004	2003

Retained earnings, beginning of period	$ 710,948	$ 506,841	$ 555,310	$ 377,944
Net earnings	58,473	48,469	219,600	177,366
Share issue costs, net of income taxes (Note 4)	--	--	(5,489)	--

Retained earnings, end of period	769,421	555,310	769,421	555,310

Consolidated Financial Statements of CGI Group Inc.
For the three and twelve months ended September 30, 2004

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at September 30, 2004 (unaudited)	Restated As at September 30, 2003

	$	$
Assets
Current assets
Cash and cash equivalents	200,623	83,509
Accounts receivable	545,056	439,535
Work in progress	222,278	122,737
Prepaid expenses and other current assets	94,617	78,183
Future income taxes	80,814	35,767
Assets of businesses held for sale	--	41,014

	1,143,388	800,745
Fixed assets	142,761	144,941
Contract costs	278,240	256,320
Definite-life intangibles and other long-term assets (Note 3)	625,121	392,069
Future income taxes	102,720	22,764
Goodwill	1,827,604	1,385,518

Total assets before funds held for clients	4,119,834	3,002,357
Funds held for clients (Note 2)	196,622	134,326

	4,316,456	3,136,683

Liabilities
Current liabilities
Accounts payable and accrued liabilities	433,415	289,556
Accrued compensation	118,541	110,398
Deferred revenue	123,213	70,300
Income taxes	31,369	19,165
Future income taxes	68,603	47,003
Current portion of long-term debt	14,529	20,555
Liabilities of businesses held for sale	--	16,316

	789,670	573,293
Future income taxes	287,433	140,571
Long-term debt	475,291	247,431
Accrued integration charges and other long-term liabilities	104,771	60,852

Total liabilities before clients' funds obligations	1,657,165	1,022,147
Clients' funds obligations (Note 2)	196,622	134,326

	1,853,787	1,156,473

Shareholders' equity
Capital stock (Note 4)	1,820,230	1,480,631
Contributed surplus (Note 4)	6,693	5,870
Warrants and stock options (Note 4)	24,984	27,901
Retained earnings	769,421	555,310
Foreign currency translation adjustment	(158,659)	(89,502)

	2,462,669	1,980,210

	4,316,456	3,136,683

5

Consolidated Financial Statements of CGI Group Inc.
For the three and twelve months ended September 30, 2004

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Restated Twelve months ended September 30

	2004	2003	2004	2003

	$	$	$	$
Operating activities
Net earnings from continuing operations	58,473	47,895	210,810	174,678
Adjustments for:
Amortization expense (Note 6)	63,506	41,377	194,185	148,922
Deferred credits	(1,547)	(3,966)	(16,439)	(30,174)
Future income taxes	34,545	25,373	52,963	47,962
Foreign exchange (gain) loss	(1,170)	1,475	(789)	1,914
Entity subject to significant influence	(12)	(295)	(488)	(295)
Net change in non-cash working capital items	(157,418)	(10,685)	(210,423)	(115,068)

Cash (used for) provided by continuing operating activities	(3,623)	101,174	229,819	227,939

Investing activities
Business acquisitions (net of cash acquired) (Note 5)	(7,783)	(3,972)	(589,678)	(233,512)
Proceeds from sales of assets and businesses (net of cash disposed) (Note 5 and 7)	23,743	--	87,503	--
Purchase of fixed assets	(13,712)	(11,757)	(54,616)	(60,833)
Contract costs	(7,120)	(5,968)	(76,260)	(29,211)
Increase in definite-life intangibles and other long-term assets	(21,906)	(62,934)	(83,085)	(144,510)
Decrease in definite-life intangibles and other long-term assets	3,107	10,321	17,595	10,321

Cash used for continuing investing activities	(23,671)	(74,310)	(698,541)	(457,745)

Financing activities
Net variation in credit facility	4,511	(88,591)	21,534	219,000
(Decrease) increase in other long-term debt	(6,045)	13,450	231,123	(19,812)
Issuance of shares (net of share issue costs)	431	526	330,996	6,451

Cash (used for) provided by continuing financing activities	(1,103)	(74,615)	583,653	205,639

Effect of rate changes on cash and cash equivalents from continuing operations	(1,576)	1,900	186	917

Net (decrease) increase in cash and cash equivalents from continuing operations	(29,973)	(45,851)	115,117	(23,250)
Net cash and cash equivalents provided by discontinued operations	--	3,118	1,997	2,538
Cash and cash equivalents, beginning of period	230,596	126,242	83,509	104,221

Cash and cash equivalents, end of period	200,623	83,509	200,623	83,509

Interest paid	7,778	3,105	21,477	9,293
Income taxes paid	87,574	9,124	143,405	66,526
Issuance of Class A subordinate shares for business acquisitions (Note 5)	--	--	1,020	140,546

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim consolidated financial statements for the three and twelve months ended September 30, 2004 and 2003 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2003. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2003, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting changes

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The adoption of this new guideline had no impact on the Company’s Consolidated Financial Statements disclosure.

The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognition, measurement and disclosure related to impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment . The adoption of this section did not have a significant impact on the financial statements.

Future accounting changes

The CICA issued Handbook Section 3110, Asset Retirement Obligations. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004. The adoption of this section will not have a significant impact on the financial statements.

The CICA re-issued Handbook Section 3870, Stock-based Compensation and other Stock-based Payments. The revised standard requires the adoption of a fair value based method for all stock-based awards effective for fiscal years beginning on or after January 1, 2004. The Company will adopt this new standard for its fiscal year beginning October 1, 2004.

Note 2 —Preparation of Consolidated Financial Statements

Accrued integration charges

During the twelve months ended September 30, 2004, the Company revised the calculation of the defined benefit pension plan covering Underwriters Adjustment Bureau Ltd. (“UAB”) employees which it acquired on January 1, 2003. The initial actuarial valuation made as of the acquisition date and as of September 30, 2003 understated the pension plan liability. The effect of the restatement is reflected on the September 30, 2003 balance sheet as follows: increase in accounts payable and accrued liabilities, in future income taxes assets and in goodwill of $4,500,000, $1,530,000 and $2,970,000 respectively.

In connection with recent business acquisitions, the Company recognized liabilities for costs incurred on business combinations accounted for using the purchase method. Such costs include mainly provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees. Effective in 2004, the long-term portion of such liabilities is presented on the Balance Sheet under the caption “Accrued integration charges and other long-term liabilities”. The current portion remains under the caption “Accounts payable and accrued liabilities”.

Funds held for clients and clients’ funds obligations

In connection with the Company’s payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due; remits the funds to the clients’ employees and appropriate tax authorities; files federal and local tax returns; and handles related regulatory correspondence and amendments. Effective April 1, 2004, the Company presented separately the payroll funds held for clients and related obligations. The Company considers that such a presentation is more appropriate and better reflects the total assets on which returns are earned. Prior year’s amounts were restated to conform to the current year’s presentation.

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 —Definite-life intangibles and other long-term assets

			2004			2003

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Internal software	72,515	25,549	46,966	72,800	19,642	53,158
Business solutions	226,412	48,286	178,126	130,897	33,360	97,537
Software licenses	142,578	61,878	80,700	116,887	55,378	61,509
Customer relationships and other	346,107	60,763	285,344	181,551	31,971	149,580

Definite-life intangibles	787,612	196,476	591,136	502,135	140,351	361,784

Financing lease			13,121			25,413
Investment in an entity subject to significant influence			16,415			4,872
Other			4,449			--

Other long-term assets			33,985			30,285

Total definite-life intangibles and other long-term assets			625,121			392,069

Note 4 — Capital stock, stock options and warrants

Stock options — Under a stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock. The exercise price is established by the Board of Directors and is equal to the closing Class A subordinate share price on the TSX preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following outlines the impact and assumptions used had the Company determined compensation cost resulting from the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

	Three months ended September 30				Twelve months ended September 30

		2004		2003		2004		2003

	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations

Net earnings	58,473	58,473	47,895	48,469	210,810	219,600	174,678	177,366
Fair value of stock-based compensation	(5,564)	(5,564)	(2,490)	(2,490)	(25,559)	(25,559)	(8,168)	(8,168)

Pro forma net earnings	52,909	52,909	45,405	45,979	185,251	194,041	166,510	169,198
Pro forma basic and diluted earnings per share	0.12	0.12	0.11	0.11	0.44	0.46	0.42	0.43

Assumptions used in the Black- Scholes option pricing model:
Dividend yield		0.0%		0.0%		0.0%		0.0%
Expected volatility		46.1%		49.1%		47.4%		52.7%
Risk-free interest rate		4.04%		3.76%		3.93%		4.21%
Expected life (years)		5		5		5		5
Weighted-average grant date fair value ($)		4.04		3.74		3.68		3.16

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock, stock options and warrants (continued)

The following table presents the number of all shares, stock options and warrants outstanding as at:

	September 30, 2004	September 30, 2003

Class A subordinate shares	410,720,891	368,236,503
Class B shares	33,772,168	33,772,168

Total capital stock	444,493,059	402,008,671
Number of stock options (Class A subordinate shares) - Accounted for	1,083,208	1,675,913
Number of stock options (Class A subordinate shares) - Not accounted for	24,454,092	18,783,602
Number of warrants (Class A subordinate shares) - Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate and Class B shares) - Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	479,710,627	432,148,454

The Class A subordinate and the Class B shares changed as follows:

Twelve months ended September 30, 2004					Twelve months ended September 30, 2003

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

$			$			$	$

Balance, beginning of period	368,236,503	1,435,763	33,772,168	44,868	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 5)	136,112	1,020	--	--	19,963,399	140,546	--	--
Issued for cash (1)	41,340,625	330,725	--	--	--	--	--	--
Conversion (2)	--	--	--	--	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	1,007,651	7,854	--	--	1,345,241	7,464	--	--

Balance, end of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868

(1)	On May 3rd, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2)	As part of the agreement of July 24, 2003 entered into between the majority shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

The following table presents information concerning stock options and warrants accounted for:

Twelve months ended September 30, 2004					Twelve months ended September 30, 2003

	Stock options		Warrants		Stock options		Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

$			$			$	$

Balance, beginning of period	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655
Exercised	(425,352)	(2,094)	--	--	(206,208)	(1,013)	--	--
Forfeited and expired (1)	(167,353)	(823)	--	--	(451,110)	(2,218)	--	--

Balance, end of period	1,083,208	5,329	5,118,210	19,655	1,675,913	8,246	5,118,210	19,655

(1)	During the twelve months ended September 30, 2004, the Company cancelled options for an amount of $823,000 ($2,218,000 for the twelve months ended September 30, 2003), which have been reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Twelve months ended September 30, 2004	Twelve months ended September 30, 2003

Outstanding, beginning of period	20,459,515	20,814,820
Granted	7,577,166	4,600,502
Exercised	(1,007,651)	(1,345,241)
Forfeited and expired	(1,491,730)	(3,610,566)

Outstanding, end of period	25,537,300	20,459,515

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock, stock options and warrants (continued)

Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

Three months ended September 30				Three months ended September 30

			2004			2003

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	58,473	444,459,163	0.13	48,469	401,924,255	0.12

Dilutive options (1)		2,212,887			1,667,161
Dilutive warrants (1)		1,777,099			1,265,150

Net earnings after assumed conversions	58,473	448,449,149	0.13	48,469	404,856,566	0.12

Twelve months ended September 30				Twelve months ended September 30

			2004			2003

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	219,600	419,510,503	0.52	177,366	395,191,927	0.45

Dilutive options (1)		1,994,835			1,508,995
Dilutive warrants (1)		1,595,014			764,755

Net earnings after assumed conversions	219,600	423,100,352	0.52	177,366	397,465,677	0.45

(1)	The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 11,998,940 and 13,194,520 for the three months and twelve months ended September 30, 2004, respectively, and 14,201,690 and 14,388,314 for the three months and twelve months ended September 30, 2003, respectively. The number of excluded warrants was 2,113,041 for the three months and for the twelve months ended September 30, 2004 and 2003.

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 —Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the twelve months ended September 30, 2004, the Company made the following major acquisition:

American Management Systems, Incorporated (“AMS”) — On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and information technology consulting firm to the government, healthcare, financial services, and communications industries.

The acquisitions were accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on Company’s best estimates. The final purchase price allocations are expected to be completed as soon as Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize this allocation.

	AMS	Other	Total
	$	$	$

Non-cash working capital items	(200,439)	(936)	(201,375)
Fixed assets	13,475	459	13,934
Definite-life intangibles and other long-term assets	280,540	3,452	283,992
Future income taxes	13,659	12	13,671
Goodwill (1)	549,519	6,940	556,459
Long-term debt	--	(70)	(70)
Accrued integration charges and other long-term liabilities	(72,760)	--	(72,760)

	583,994	9,857	593,851
Cash position at acquisition	616,237	224	616,461

Net assets acquired	1,200,231	10,081	1,210,312

Consideration
Cash	1,179,156	8,449	1,187,605
Acquisition costs	21,075	612	21,687
Issuance of 136,112 Class A subordinate shares (2)	--	1,020	1,020

	1,200,231	10,081	1,210,312

(1)	The near totality of the goodwill is included in the Information Technology (“IT”) services segment and $35,749,000 is deductible for tax purposes.

(2)	The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

During the three-month period ended September 30, 2004, the Company revised the amount of the purchase price of AMS and its other acquisitions, resulting in a net decrease of non-cash working capital items, contract costs, definite-life intangibles and other long-term assets and cash position at acquisition of $20,149,000, $2,074,000, $55,421,000 and $1,170,000 respectively, and a net increase of fixed assets, future income tax assets, accrued integration charges and other long-term liabilities and cash consideration of $6,300,000, $57,098,000, $13,461,000 and $6,661,000, respectively, whereas goodwill increased by $35,538,000.

During the twelve-month period ended September 30, 2004, the Company modified the purchase price allocations and made adjustments relating to certain businesses purchased within the last twelve months, resulting in a net decrease of goodwill of $11,326,000 and a net increase of non-cash working capital items, future income tax and cash of $8,058,000, $115,000 and $3,153,000, respectively .

During the twelve-month period ended September 30, 2004, the Company sold the assets related to the information services of the banking and investment group, one of the divisions presented in the discontinued operations, for cash consideraton of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and a goodwill reduction of $20,355,000.

During the twelve-month period ended September 30, 2004, the Company sold three other divisions which were classified as discontinued operations for a total consideration of $40,350,000, which was comprised of $17,560,000 of cash, a balance of sale of $6,000,000, an interest-bearing note of $2,750,000, an assumption of liabilities of $540,000 and $13,500,000 of shares of Nexxlink Technologies Inc. These transactions resulted in a loss of approximately $1,400,000.

Also, during the twelve-month period ended September 30, 2004, the Company sold its interest in a joint venture and non significant assets for cash consideration of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in a nominal gain.

In connection with the acquisition of AMS and Cognicase, completed during the third quarter of 2004 and the second quarter of 2003, respectively, the Company adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure.

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 —Investments in subsidiaries and joint ventures (continued)

The components of the integration charges included in the allocation of purchase price changed as follows during the twelve months ended September 30, 2004:

	Consolidation and closure of facilities	Severance	Total
	$	$	$

Balance, beginning of period	41,029	9,580	50,609
Adjustments to initial provision	678	(5,963)	(5,285)
New integration charges	43,102	96,360	139,462
Foreign currency translation adjustment	(3,028)	(6,817)	(9,845)
Paid during the twelve-month period	(12,804)	(72,910)	(85,714)

Balance, end of period	68,977	20,250	89,227

Note 6 — Amortization expense

	Three months ended September 30		Three months ended September 30

	2004	2003	2004	2003

	$	$	$	$
Amortization of fixed assets	12,695	13,049	48,214	43,940
Amortization of contract costs related to transition costs	4,660	2,031	9,633	4,219
Amortization of definite-life intangibles and other long-term assets	33,670	19,513	102,570	72,974
Impairment of contract costs	4,034	--	4,034	--

	55,059	34,593	164,451	121,133
Amortization of contract costs related to incentives (presented as a reduction of revenue)	8,447	6,784	29,734	27,789

	63,506	41,377	194,185	148,922

Note 7 — Discontinued operations and assets held for sale

The Company formally adopted a plan to divest from certain activities acquired from previous acquisitions which were not related to its core business. During the twelve months ended September 30, 2004, four divisions, two buildings and land were classified as assets held for sale.

One of the divisions’ activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies as well as manufacturing and distribution companies. The second division’s activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines. The third division’s activities consist mainly of supplying high-quality PC-based power engineering software applications and the last division’s activities consist mainly of providing information services to banking and investment groups.

During the twelve-month period ended September 30, 2004, the Company disposed of these divisions classified as discontinued operations. For further information see Note 5. Also, on July 1, 2004, the Company sold the above-mentioned assets classified as discontinued operations for $18,683,000, resulting in a nominal loss.

The following table presents summarized financial information related to discontinued operations:

	Three months ended September 30		Three months ended September 30

	2004	2003	2004	2003

	$	$	$	$
Revenue	-	24,323	37,291	84,345

Earnings before the under-noted:	-	2,473	19,349	8,743
Amortization expense	-	1,585	1,848	4,555

Earnings before income taxes	-	888	17,501	4,188
Income taxes	-	314	8,711	1,500

Net earnings from discontinued operations	-	574	8,790	2,688

Discontinued operations are included in the IT services segment.

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Segmented information

The Company has two lines of business (“LOB”) as follows: IT services and Business Process Services (“BPS”).

The focus of these lines of business is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities located in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model.

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, human resource and pay services, services to banking, investment and financial cooperative clients, document management services, as well as finance and administration business process services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended September 30, 2004	IT services	BPS	Corporate	Total

Revenue	832,682	126,530	--	959,212
Operating expenses before amortization expense	695,272	100,235	19,120	814,627
Amortization expense	48,946	4,112	2,001	55,059

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	88,464	22,183	(21,121)	89,526

Total assets	3,304,859	687,680	323,917	4,316,456

As at and for the three months ended September 30, 2003

Revenue	555,126	130,590	--	685,716
Operating expenses before amortization expense	443,421	107,688	19,093	570,202
Amortization expense	28,604	5,180	809	34,593

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	83,101	17,722	(19,902)	80,921

Total assets (Restated)	2,263,013	665,564	208,106	3,136,683

As at and for the twelve months ended September 30, 2004	IT services	BPS	Corporate	Total

Revenue	2,733,371	510,241	--	3,243,612
Operating expenses before amortization expense	2,252,320	419,619	71,811	2,743,750
Amortization expense	140,447	16,514	7,490	164,451

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	340,604	74,108	(79,301)	335,411

Total assets	3,304,859	687,680	323,917	4,316,456

As at and for the twelve months ended September 30, 2003

Revenue	2,182,568	502,248	--	2,684,816
Operating expenses before amortization expense	1,787,168	415,088	64,291	2,266,547
Amortization expense	101,580	15,802	3,751	121,133

Earnings before interest, income taxes, entity subject to significant
influence and discontinued operations	293,820	71,358	(68,042)	297,136

Total assets (Restated)	2,263,013	665,564	208,106	3,136,683

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual Consolidated Financial Statements of the Company for the year ended September 30, 2003.

The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 — Guarantees

In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification and guarantees undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with these indemnification and guarantees will have a materially adverse effect on its consolidated financial statements.

Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees, is $5,825,000 as of September 30, 2004 ($6,028,000 as of September 30, 2003).

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 9, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary